Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 9, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 9, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague – April 9, 2014

Aegon publishes agenda for 2014 Annual General Meeting of Shareholders

Aegon N.V. today published the agenda for its Annual General Meeting of Shareholders (AGM), scheduled for Wednesday, May 21, 2014.

The agenda includes a proposal to shareholders to appoint Mr. Robert Dineen and Ms. Corien Wortmann-Kool to the Supervisory Board, each for a four-year term.

Mr. Dineen is former Vice Chairman of Lincoln Financial Network and a former member of the Senior Management Committee of Lincoln Financial Group.

Ms. Wortmann-Kool is a member of the European Parliament for the European People’s Party (EPP) and vice-chairman of the EPP Group for Financial, Economic and Environmental affairs, positions from which she is to step down as she will not stand for re-election in the European Parliament elections in May of this year.

Information on all agenda items is available in the agenda for the AGM, published on Aegon’s corporate website, aegon.com.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 25 markets in the Americas, Europe and Asia. Aegon companies employ over 26,500 people and have millions of customers across the globe. Further information: aegon.com.